Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 26, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS Income Trust (Reg. Nos. 002-91577 and 811-04049) Post-Effective Amendment No. 48
DWS International Fund, Inc. (Reg. Nos. 002-14400 and 811-00642) Post-Effective Amendment No. 121
DWS Investment Trust (Reg. Nos. 002-13628 and 811-00043) Post-Effective Amendment No. 180
DWS Global/International Fund, Inc. (Reg. Nos. 033-05724, 811-04670) Post-Effective Amendment No. 90
DWS Municipal Trust (Reg. Nos. 002-57139 and 811-02671) Post-Effective Amendment No. 68

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on January 5, 2011 relating to the above-captioned Post-Effective Amendments filed with the SEC on November 18, 2010, on behalf of certain of the funds in the DWS family of funds (herein collectively referred to as the “Funds” and each individually as the “Fund”). The letter also reflects a subsequent discussion with the Staff on January 24, 2011.

The Staff’s comments are restated below, followed by the Funds’ responses.

General Comments

1.  General

a.
Comment:  Consider whether derivatives disclosure contained in the Funds’ Prospectuses is responsive to the concerns raised in the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure.

Response:  The Funds believe each Fund’s disclosure regarding the use of derivatives is appropriate in light of each Fund’s circumstances.

b.	Comment: Some Prospectuses do not contain a definition of derivatives.

Response: The Funds have added a definition of derivatives, where needed.

2.  Fees and Expenses of the Fund

a.
Comment:  Add the phrase “and expenses” to the first sentence of the introductory paragraph to the Risk/Return Summary: Fee Table, so that it reads as follows (bolding added to show the added phrase): “These are the fees and expenses you may pay when you buy and hold shares.”

Response: The Funds have made the requested change.

b.	Comment: Add the word “imposed” to the first line item of the fee table (bolding added to show the added word): “Maximum sales charge (load) imposed on purchases, as % of offering price.”

Response: The Funds have made the requested change.

c.	Comment: Delete the word “contingent’: “Maximum contingent deferred sales charge (load), as % of redemption proceeds”:

Response: The Funds have made the requested change.

d.
Comment:  Delete the footnote (restated below) following the fee table that is associated with the “Maximum contingent deferred sales charge (load) as % of redemption proceeds” line item or move the footnote to Item 12, in response to Item 12(a)(1) of the Form.

1      Investments of $1 million or more may be eligible to buy Class A shares without a sales charge (load), but may be subject to a contingent deferred sales charge of 1.00% if redeemed within 12 months of purchase and 0.50% if redeemed within the following six months.

Response: The Funds believe the existing disclosure is permitted by Instruction 2(a)(i) of Item 3 of the Form.

e.	Comment: Delete the parenthetical phrase “(includes an administrative fee)” in the “Other Expenses” line item.

Response: The Funds have made the requested change.

f.
Comment:  For those Funds with a waiver, the Funds must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.  Additionally, confirm that the arrangements are for no less than one year from the effective date.

Response: The Funds have included appropriate disclosure to address expense reimbursement or fee waiver arrangements, as necessary.

g.
Comment:  For those Funds that include a row in the fee table stating, "Acquired funds (underlying funds) fees and expenses," the parenthetical phrase ‘(underlying funds)’ can only be used if the term is used elsewhere in the Prospectus.

Response: The Funds have deleted the reference to “(underlying funds),” where appropriate.

h.	Comment: For those Funds that include a row in the fee table stating, "Net annual fund operating expenses," add a parenthetical phrase “(after fee waiver and/or expense reimbursement).”

Response: The Funds have made the requested change.

 3.  Portfolio Turnover

a.
Comment:  Match the Form, by (i) adding a phrase to the first sentence (new phrase is in bold): “The fund pays transaction costs, such as commissions, when it buys…”; and (ii) changing the phrase “but are reflected in fund performance” to “and can affect the fund’s performance” in the following sentence: “These costs are not reflected in annual fund operating expenses or in the expense example, but are reflected in fund performance.”

Response: The Funds have made the requested changes.

b.	Comment: Include additional risk disclosure regarding high portfolio turnover rates in the summary section.

Response: The Funds believe each Fund’s existing risk disclosure is responsive to the Form. To the extent a Fund has a high portfolio turnover rate, the Fund includes appropriate risk disclosure elsewhere in the Prospectus.

4.  Risk disclosure

a.	Comment: Confirm that risk disclosure is tailored to each individual Fund, as necessary.

Response: We believe the existing risk disclosure addresses the risks of each Fund’s principal investment strategy. However, in response to Staff comments, certain Funds have modified their respective risk disclosure.

b.
Comment:  Under “Foreign investment risk,” add the phrase “outside the US” to the following sentence: “Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing their full value.”

Response: The Funds believe that developments in the US could affect foreign investments, and therefore the Funds believe existing disclosure is appropriate.

5. Performance

a.	Comment: Add a parenthetical for “reflects no deduction for [fees, expenses, or taxes])” to the Index item in the table.

Response: The Funds have made the requested change.

b.
Comment:  The last sentence under the “Average Annual Total Returns” heading — “Performance of Class B shares does not assume the conversion to Class A shares after six years.” — should not be included, as the performance of Class B shares should assume the conversion to Class A shares after six years.

Response: The Funds have made the requested change.

c.
Comment:  The line item in performance table: “After tax on distributions, with sale” should instead be written as “After tax on distributions and sale of fund shares,” as required by Item 4(b)(2)(iii) of the Form.

Response: The Funds have made the requested change.

d.	Comment: Clarify how benchmark performance data are shown in the Performance table.

Response: The Funds have revised the Performance tables to clarify the presentation of benchmark performance data.

6. Purchase and Sale of Fund Shares

Comment:  Move the sentence: “The maximum Automatic Investment Plan investment is $250,000.” from Item 6 to Item 11, because only minimum or subsequent investment requirements are required in Item 6 of the Form.

Response:  The Funds have made the requested change.

7. To Place Orders

Comment:  Consider whether all the disclosure in this section is necessary.

Response: The Funds believe the current disclosure is responsive to the requirements of the Form.

8. Tax Information

Comment:  Delete the parenthetical phrase in the first sentence: (“dividend and capital gains distributions are expected to be paid [frequency]”) to conform with Item 7 of the Form.

Response: The Funds have made the requested change.

9. Payment to Broker-Dealers and Other Financial Intermediaries

Comment:  The disclosure phrase in the first sentence, related to the Fund “and its affiliates,” does not track Item 8 of the Form, which instead references the Fund and “its related companies.”

Response: The Funds have made the requested change.

10. Who Manages and Oversees the Fund(s)

Comment:  In the “Investment Advisor” and subadvisor sections, as applicable, disclose how long the advisor and subadvisor have been in business.

Response: The Funds have added information regarding the experience of the advisor/subadvisor.

11. Policies About Transactions

Comment:  In the “Market timing policies and procedures” section, are there policies and procedures under which the block can be removed.

Response: As indicated in the disclosure, the policy is discretionary on a case-by-case basis.

12. Other Rights We Reserve

Comment:  Clarify whether a shareholder can be charged a CDSC if the Fund determines to close a shareholder’s account.

Response: Disclosure has been modified to reflect that the Fund can charge a CDSC if a shareholder’s account is closed.

13. To Get More Information (Back Cover Page)

a.	Comment: The “Shareholder reports” paragraph needs to track more closely to what is in the Form.

Response: The Funds have modified the disclosure to conform to the Form.

b.	Comment: The (800) SEC-0330 is not the telephone number stipulated in the Form.

Response: The Funds have replaced the (800) SEC-0330 phone number with the telephone number specified in the Form.

14. The Part II SAI

a.	Comment: In the “Board Members” section (II-8), a term “Board Legal Counsel” is referenced, but never defined.

Response: The Funds have changed “Board Legal Counsel” to “Trustee/Director Legal Counsel,” which is defined in the definitions section of Part I.

b.
Comment:  Item (4) of the “Class A NAV Sales” section (II-19) states that Class A shares may be sold at net asset value without a sales charge to “any trust, pension, profit-sharing or other benefit plan for only such persons listed under the preceding paragraphs (a) and (b)”. Since this list is in roman numeral order, should the references to (a) and (b) be changed to (1) and (2)?

Response: The Funds have made the appropriate correction.

c.	Comment: In the “Appendix II-A — Board Members And Officers” section, separate business experience and other directorships into two different columns, pursuant to the instruction 2(a).

Response:  Please note that each Fund’s current disclosure does identify public companies by footnoting those public companies rather than presenting them in a separate column.

d.
Comment:  In the list of fundamental policies under “Investment Restrictions” (pg. I-4) in the Statement of Additional Information, if the Fund reserves freedom of action with respect to any practice specified in paragraph (c)(1) of Item 16 of Form N-1A (the “Form”), state the maximum percentage of assets to be devoted to the practice.

Response:  The Funds intend to add additional disclosure to each Fund’s Statement of Additional Information regarding the relevant limits under applicable law and Staff interpretations in future DWS fund updates.

Fund Specific Comments

15.  DWS Diversified International Equity Fund

a.	Comment: In the introductory paragraph to the Risk/Return Summary: Fee Table, remove the parenthetical reference to the sales charge discounts that are applicable to other Funds.

Response:  The Fund has made the requested change.

b.	Comment: In the Fund’s “Principal Investment Strategy” section, define equity characteristics.

Response:   The Fund has added disclosure indicating that, in addition to common stocks, other securities with equity characteristics include preferred stocks, convertible securities, warrants and exchange traded funds (ETFs).

c.	Comment: Confirm whether the Fund will be invested in more than 40% outside the US and in three or more countries.

Response:  The Fund has added a non-fundamental policy to this effect to the “Investment Restrictions” section of the Fund’s SAI.

d.
Comment:  Because the Fund may invest a significant portion of its assets in emerging markets, consider adding a separate emerging markets risk module to the Prospectus, instead of including emerging market risk disclosure as part of the foreign investment risk

Response:  The Fund has added a new emerging markets risk module to the Fund’s Prospectus and has revised the foreign investment risk section.

16.  DWS Emerging Markets Equity Fund

Comment:  In the “Main Investments” section of the “Principal Investment Strategy,” the first sentence states that “Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in emerging market equities (equities traded mainly in emerging markets or issued by companies that are organized in emerging markets or have more than half of their business there).” Clarify what the phrase “half of their business” means.

Response: Disclosure has been added to clarify that the Fund considers an issuer to have more than half of its business in emerging markets if at least (i) 50% of the company’s assets are in emerging market countries or (ii) 50% of the company’s revenues or profits are from goods produced or sold, investments made, or services performed in emerging market countries.

17.  DWS Emerging Markets Fixed Income Fund

Comment:  Add the following phrase to the end of the “Credit risk” paragraph: “… such as junk bonds, in which the fund can invest without limit.”

Response:  The Fund believes the existing disclosure in the “Principal Investment Strategy” section indicates that the Fund may invest without limit in junk bonds, and that the corresponding existing risk disclosure adequately discloses the risks of junk bonds.

18.  DWS Global Small Cap Growth Fund

Comment:  In the “Main investments” section of the “Principal Investment Strategy” section, it is disclosed that “As of December 31, 2009, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase.” Is $5 billion too high for a small cap fund?

Response:  Consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Fund believes that the Fund’s 80% policy provides a reasonable definition of small cap companies and is consistent with common usage of the term. We note that at December 31, 2010, the market capitalization of the largest company in the Fund's benchmark index, the S & P Developed SmallCap Index, was $14.5 billion, and the market capitalization of the largest company of the most commonly used small cap benchmark, the Russell 2000, was $5.2 billion.  Our understanding is that at September 30, 2010, the market capitalization of the largest company in the MSCI World Small Cap Index was $5.8 billion.  In addition, the Fund believes that its capitalization range is typical in the fund industry. We have found at least two competitors that reference a maximum capitalization of $5 billion or more.

19.  DWS Latin America Equity Fund

a.
Comment:  In the “Foreign investment risk” section, add the phrase “in Latin America” to the sentence that reads: “Adverse political, economic or social developments could undermine the value of the fund’s investments or prevent the fund from realizing their full value.”

Response: The Fund has changed the “Regional focus risk” to reference Latin American markets.

b.	Comment: Disclose Mr. Rainer Vermehren’s and Mr. Florian Tanzer’s business experience during the past five years, pursuant to Item 10(a)(2).

Response:  The Fund has made changes, where appropriate.

20.  DWS World Dividend Fund

Comment:  The Average Annual Total Returns table in the “Past Performance” section of the Prospectus should include the Fund’s former index.

Response:  The Fund’s former index and the new index will be included in the Average Annual Total Returns table in the “Past Performance” section of the Prospectus.

21.  DWS Short-Term Municipal Bond Fund
a.	Comment: The reference to “municipal securities” in the “Main investments” section of the Fund’s “Principal Investment Strategy” section should be changed to “municipal bonds.”

Under normal market conditions, the
fund invests at least 80% of its assets, determined at the
time of purchase, in municipal securities that pay interest
exempt from regular federal income tax. There is no restriction on the percentage of assets that may be invested in
municipal securities the interest on which is a preference
item for purposes of the federal alternative minimum tax
(AMT). The fund invests in securities of varying maturities
and intends to maintain a dollar-weighted effective average
portfolio maturity of no longer than three years.

Response:  The Fund believes that references to “municipal securities” are appropriate.  As indicated in the Staff’s guidance contained in the “Frequently Asked Questions about Rule 35d-1,” a fund that uses the term “municipal bond’ in its name would be expected to comply with Rule 35d-1(a)(4). Rule 35d-1(a)(4)(i) generally provides that a materially deceptive and misleading name of a fund includes “a name suggesting that the Fund’s distributions are exempt from federal income tax or from both federal and state income tax, unless the fund has adopted a fundamental policy under Section 8(b)(3) of the Act (i) to invest, under normal circumstances, at least 80% of the value of its Assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax.”  The Fund believes the 80% policy (reflected above) complies with this requirement. As a fundamental policy, the Fund’s 80% policy can only be changed by a shareholder vote.

Additionally, the definition of “municipal securities” is provided in the second paragraph of the Fund’s “Main investments” section: “Municipal securities are debt securities issued by states and certain other municipal issuers, political subdivisions, agencies and public authorities that pay interest that is exempt from regular federal income tax.”

b.	Comment: What is meant by “dollar-weighted effective average portfolio maturity”?

Response:  The “Principal Investment Strategy” section has been modified to clarify what is meant by “dollar-weighted effective average portfolio maturity.”

c.	Comment: What is meant by “short-term municipal securities” as used in the “Main investments” section of the Fund’s Prospectus.

Response:  The term “short-term municipal securities” means generally securities with an effective maturity of no greater than five years.

d.	Comment: In the following sentence, which appears in the second paragraph of the “Main investments” section of the Fund’s “Principal Investment Strategy” section, are private activity and industrial development bonds considered to be in the same industry?:
“The fund may invest more than 25% of total assets in private activity and industrial development bonds if the interest paid on them is exempt from regular federal income tax.”

Response:  The Fund does not consider private activity bonds and industrial development bonds to be in the same industry.  For purposes of industry concentration, the Fund looks to the underlying obligor.

e.	Comment: Performance section is missing a description of the Fund’s iMoneyNet All Tax-Free Money Funds Average index.

Response:  Descriptions of the index are contained in an appendix to the statutory Prospectus.

h.
Comment:  Interest rate sensitivity risk. Clarify the meaning of the phrase in bold: “Any unusual behavior of interest rates — in particular a rapid rise in rates — could have the effect of lengthening the fund’s  weighted average effective portfolio maturity.”

Response: The Fund has removed “Interest Rate Sensitivity Risk” from the Fund’s prospectus and included disclosure about “Prepayment and Extension Risk.” The "Prepayment and Extension Risk" disclosure states that an investment in the Fund is subject to the risk that unexpected behavior in interest rates could increase the volatility of the Fund’s share price and could hurt Fund performance.  This could occur during times of falling interest rates if high interest debt obligations held by the Fund are paid off earlier than expected (e.g., through the exercise of a call feature) or during times of rising interest rates if lower interest debt obligations are not fully paid until maturity.

22.  DWS Blue Chip Fund

a.
 Comment:  The disclosure states that the Fund invests in “large US companies that are similar in size to the companies in the S&P 500® Index (generally the 500 largest companies in the US).”  Please clarify the size of the companies in which the Fund invests.

Response: The Fund believes the disclosure is appropriate; however, the Fund has made clarifying changes to state that the Fund normally invests in large U.S. companies similar in size to large companies that are included in the S&P 500® Index.

b.	Comment: Add small- and mid-cap risk, because the principal investment strategy references these companies as types in which the Fund invests.

Response:  The Fund does not invest to a significant degree in small- and mid-cap companies as part of its principal investment strategy.  Therefore, the Fund does not believe that adding small- and mid-cap risk factors as principal risks of the Fund is appropriate.

   c.  Comment:  Performance section is missing a description of the Fund’s additional index.

Response:  Descriptions of the index are contained in an appendix to the statutory Prospectus.

23.  DWS Mid Cap Growth Fund

Comment:  Disclose fee waiver and termination dates.

Response:  The Fund has confirmed the fee arrangements and has included appropriate disclosure.

24.  DWS Capital Growth Fund

Comment:  Add small- and mid-cap risk, because the principal investment strategy references these companies as types in which the Fund invests.

Response:  The Fund has added appropriate risk disclosure for the Fund’s principal investments in the summary section.

25.  DWS Growth & Income Fund

Comment:  Add small- and mid-cap risk, because the principal investment strategy references these companies as types in which the Fund invests.

Response:  The Fund has added appropriate risk disclosure for the Fund’s principal investments in the summary section.

26.  DWS Core Fixed Income Fund

a.
Comment:  The Fund’s investment objective of seeking to “maximize total return consistent with preservation of capital and prudent investment management, by investing for both current income and capital appreciation” appears to be inconsistent with its name.

Response: The Fund believes that the investment objective of the Fund is consistent with its name, particularly when viewed in the overall context of its principal investment strategies.  In the marketplace, the term “core fixed income” typically connotes a fund with an emphasis on investment grade bonds.  The Fund has a policy of investing, under normal circumstances, at least 80% of its assets in fixed income securities, as determined at the time of purchase.  The Fund also has a policy of investing primarily in investment grade bonds.  Moreover, it is not uncommon for a fund in the core fixed income category to include a reference to “total return” in its investment objective.

b.	Comment: In the “Derivatives” section under the Fund’s “Principal Investment Strategy,” the term “duration management” is a technical term, and is not written in plain English.

Response:  The Fund has made appropriate changes.

c.
Comment:  In the “Main investments” section of the Fund’s “Principal Investment Strategy,” the disclosure states that the Fund “invests primarily in investment-grade debt securities (securities rated within the top four long-term credit rating categories).” Can the Fund invest in junk bonds? If so, where is this information disclosed?

Response:  Pursuant to a non-fundamental policy listed in the Fund’s Statement of Additional Information, the Fund may only invest up to 5% of net assets in below investment-grade bonds, including securities in default.

d.	Comment: What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 7.05 years.

e.	Comment: What is the Fund’s maturity strategy?

Response:  The Fund may invest in securities of varying maturities.

f.	Comment: In Item 10, the year Mr. John Brennan joined the Fund is disclosed with two different dates: 2007 and 2009.

Response:  As discussed with the Staff and as reflected in Post-Effective Amendment No. 49 to the registration statement of DWS Core Fixed Income Fund, a series of DWS Income Trust, Fischer Francis Trees & Watts, Inc. (“FFTW”) has been appointed the Fund’s new subadvisor.  Consequently, Mr. Brennan of Deutsche Asset Management is no longer a portfolio manager of the Fund.  As reflected in Post-Effective Amendment No. 49, David Marmon of FFTW is the Fund’s named portfolio manager.

27.  DWS GNMA Fund

Comment:  What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 4.82 years.

28.  DWS Global Inflation Plus Fund

a.	Comment: Include a caption to the Fee Table if the Fund intends to include a fee waiver.

Response:  Appropriate disclosure has been added to reflect the Fund’s fee waivers.

b.	Comment: Add a statement regarding the Fund’s maturity strategy.

Response:  The Fund’s Prospectus states that the Fund “invests in inflation-indexed bonds and other fixed income securities of varying maturities [emphasis added] ….”  Other than its expressed indication to invest in securities of varying maturities, the Fund does not have a specific maturity policy or strategy and so no additional disclosure is warranted.

c.	Comment: If “Global” is in the Fund’s name, add disclosure that the Fund will be invested more than 40% outside the US and in three or more countries.

Response:  The requested disclosure is contained in a non-fundamental investment policy of the Fund, which is listed in the “Investment Restrictions” section of the Fund’s Statement of Additional Information.

d.	Comment: Shorten the “Principal Investment Strategy” summary section.

Response:  Appropriate modifications have been made to this section to be responsive to the Staff’s comment.

e.	Comment: The second and third paragraphs of the Fund’s “Main Investments” section appear redundant.

Response:  Since these paragraphs pertain to different topics, the Fund does not believe they are redundant.

f.	Comment: Are the iGap strategy disclosure and Derivatives disclosure principal investment strategies of the Fund? If not, move out of the summary section.

Response:  The Fund believes it is appropriate to include the above-mentioned disclosure in the summary section of the Fund’s Prospectus.

g.	Comment: What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 8.45 years.

29.  DWS High Income Fund

Comment:  What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 6.03 years.

30.  DWS High Income Plus Fund

a.	Comment: To what does the word “Plus” in the Fund’s name correlate?

Response:  The word “Plus” refers to the Fund’s ability to invest up to 20% of its net assets in common stocks and other equity securities.

b.	Comment: What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 5.80 years.

31.  DWS Short Duration Fund

a.	Comment: Clarify what is meant by “short-term debt securities” as used in the “Main Investments” section of the Fund’s Prospectus.

Response:  The term “short-term debt securities” means generally securities with an effective maturity of no greater than five years.

b.	Comment: The description of the blended index should go before the performance table. Also, the disclosure provided appears to include more than is required in the Form.

Response:  Appropriate modifications have been made.

32.  DWS Short Duration Plus Fund

Comment:  Is the following sentence, which appears in the last paragraph of the “Purchase and Sale of Fund Shares” section, required by Item 6 of the Form: “Class B shares were created especially for former Class B shareholders of DWS Short Term Bond Fund.”

Response:  The Fund has deleted the above-mentioned sentence.

33.  DWS Strategic Government Securities Fund

Comment:  The Fund’s summary section is too long.

Response: Appropriate modifications have been made to this section to be responsive to the Staff’s comment.

34.  DWS Strategic Income Fund

a.	Comment: What is the Fund’s dollar-weighted effective average portfolio maturity?

Response:  As of December 31, 2010, the Fund had a dollar-weighted effective average portfolio maturity of 7.28 years.

b.	Comment: What is the Fund’s maturity strategy?

Response:  The Fund may invest in securities of varying maturities.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson
Caroline Pearson
Managing Director and DWS Funds Chief Legal Officer

cc.           Elizabeth Reza, Ropes & Gray LLP
John Marten, Vedder Price P.C.